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Contact:  MARK D. WITMER
          DIRECTOR OF CORPORATE COMMUNICATIONS
          (612) 546-1500

Contact:  PETER E. FLYNN
          EXECUTIVE VICE PRESIDENT
          North Star Universal, Inc.
          (612) 546-7500


For Immediate Release


           MICHAEL FOODS TO REPURCHASE SHARES; NORTH STAR UNIVERSAL
                        TO MAKE TAX-FREE DISTRIBUTIONS
           --------------------------------------------------------

MINNEAPOLIS, December 21 -- Michael Foods, Inc. (NMS-MIKL) and North Star Universal, Inc. ("NSU") (NMS-NSRU) jointly announced today that they have entered into an agreement which provides for a series of transactions.

Michael Foods will repurchase and retire a portion of NSU's Michael Foods stock holdings, at a negotiated discount to the average market price of Michael Foods' stock prior to the transactions closing, by assuming NSU's net outstanding debt. NSU presently owns 7,354,950 shares, or approximately 38%, of Michael Foods' common stock. NSU's remaining Michael Foods stock holdings will then be allocated pro rata to NSU's stockholders. This distribution will be effected through a reverse stock split reducing the number of outstanding NSU shares to a number equal to the Michael Foods shares owned by NSU, less the shares repurchased by Michael Foods as part of the transactions. The net debt to be assumed by Michael Foods will be $25 - $38 million and the price discount will be 8%-10% depending upon the level of debt assumed.

The repurchase transaction will be accomplished through a tax-free business combination of Michael Foods and NSU. The resulting publicly-held entity will be named Michael Foods, Inc. and will operate the present businesses of Michael Foods.

In the second part to the transactions, NSU will form a new company which will hold NSU's assets and holdings remaining at the time of the closing of the transactions. Such assets currently include two computer networking companies (Americable and Transition Networks), a manufacturing company (Eagle Engineering & Manufacturing), and an equity holding in CorVel Corporation (NMS-CRVL). Shares of this new company will be spun-off tax-free to NSU's stockholders and will be publicly traded after the spin-off.

In commenting on the proposed transactions, Chief Executive Officer Gregg A. Ostrander of Michael Foods and Chief Executive Officer Jeffrey J. Michael of North Star Universal, said, "The transactions have been carefully structured to be a significant 'win/win` for both Michael Foods' and NSU's stockholders."

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Mr. Ostrander added, "Michael Foods' stockholders should benefit from an expected increase in per share earnings as a result of the purchase of a significant block of stock at a discount to market prices and an expected increase in the liquidity of our stock."

Mr. Michael added, "NSU's stockholders should benefit from the unlocking of the value within NSU. NSU's stockholders will obtain, on a tax-free basis, direct control of a significant portion of the Michael Foods shares currently held by NSU corporately, as well as the other assets and holdings to be spun-out of NSU as a result of the transactions."

The transactions are subject to receipt of an Internal Revenue Service ruling that the transactions are tax-free to the stockholders of Michael Foods and NSU, the approval of both company's stockholders, and other closing conditions. A mid-1996 closing is anticipated.

Michael Foods, Inc. is a diversified food processor and distributor with particular interests in egg products, refrigerated grocery products, frozen and refrigerated potato products and specialty dairy products. Principal subsidiaries include M. G. Waldbaum Company, Crystal Farms Refrigerated Distribution Company, Northern Star Co. and Kohler Mix Specialties, Inc.

North Star's direct and indirect wholly-owned subsidiaries include Americable and Transition Networks. Americable is a provider of connectivity and networking products and services. Transition Networks designs, manufactures and markets connectivity devices used in local area network ("LAN") applications. North Star also owns a 38% interest in Michael Foods, Inc. and a 35% interest in CorVel Corporation.

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12-21-95